UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 4, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Therapeutics Announces Granting of Type C Meeting with FDA to Discuss Potential Next Steps for Paxalisib in the Treatment of Newly Diagnosed Glioblastoma Multiforme.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company also updated its corporate presentation for use in meetings with investors, analysts and others. A copy of the corporate presentation is attached hereto as Exhibit 99.2.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated November 4, 2024

99.2	Corporate Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: November 4, 2024